FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Market risk

	Page	App1	Tables	Page

Market risk in 2013 ...................................	231
Overview of market risk in global businesses ..		281
Monitoring and limiting market risk exposures ...................................................................		281

Sensitivity analysis ....................................		282
Value at risk and stressed value at risk ............		282
Stress testing ..................................................		283

Trading and non-trading portfolios ..........	231		Types of risk by global business ....................................	231
Market risk reporting measures ......................	232		Overview of risk reporting ............................................	232

Trading portfolios .......................................	232	284
Value at risk of the trading portfolios .............	232		Trading value at risk ....................................................	232
			Daily VaR (trading portfolios) ......................................	232
			VaR by risk type for trading activities ...........................	233
			Backtesting of trading intent VaR against hypothetical profit and loss for the Group ....................................	234
Stressed value at risk of the trading portfolios	234		Stressed value at risk (one-day equivalent) ..................	234
Gap risk .........................................................		284
ABS/MBS exposures .......................................		285

Non-trading portfolios ...............................	234	285
Value at risk of the non-trading portfolios .....	234		Non-trading value at risk .............................................	234
			Daily VaR (non-trading portfolios) ..............................	234
			VaR by risk type for non-trading activities ....................	235
Credit spread risk for available-for-sale debt securities ....................................................	235
Equity securities classified as available for sale ...................................................................	235	285	Fair value of equity securities ......................................	235

Market risk balance sheet linkages ........	236		Market risk linkages to the accounting balance sheet ...	236
			Balances included and not included in trading VaR .....	237

Structural foreign exchange exposures ...	237	285

Non-trading interest rate risk ..................	237
Interest rate risk behaviouralisation ...............	238

Balance Sheet Management .....................	238		Analysis of third-party assets in Balance Sheet Management ............................................................	239

Sensitivity of net interest income ............	239	286	Sensitivity of projected net interest income ...................	240
			Sensitivity of reported reserves to interest rate movements .................................................................................	240

Defined benefit pension schemes ............	241	286	HSBC's defined benefit pension schemes ......................	241

Additional market risk measures applicable only to the parent company	241	286
Foreign exchange risk ....................................	241		HSBC Holdings - foreign exchange VaR ......................	241
Sensitivity of net interest income ..................	241		Sensitivity of HSBC Holdings net interest income to interest rate movements ............................................	242
Interest rate repricing gap table .....................	242		Repricing gap analysis of HSBC Holdings ...................	243

1. Appendix to Risk - risk policies and practices.

Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

There were no material changes to our policies and practices for the management of market risk in 2013 other than the introduction of Model Oversight Committees. These govern model risk at the regional and global levels of wholesale credit and market risk and are described in more detail on page 282.

A summary of our current policies and practices regarding market risk is provided in the Appendix to Risk on page 281.

Exposure to market risk

Exposure to market risk is separated into two portfolios:

• Trading portfolios comprise positions arising from market-making and warehousing of customer-derived positions.

•     Non-trading portfolioscomprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (see page 234).

Monitoring and limiting market risk exposures

Our objective is to manage and control market risk exposures while maintaining a market profile consistent with our risk appetite.

We use a range of tools to monitor and limit market risk exposures, including:

•     sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios including interest rates, foreign exchange rates and equity prices for example the impact of a one basis point change in yield;

•     value at risk ('VaR')is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence; and

•     in recognition of VaR's limitations we augment it with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables. Examples of scenarios reflecting current market concerns are the slowdown of mainland China and the potential effects of a sovereign debt default, including its wider contagion effects.

Market risk in 2013
(Audited)

Global financial markets generally continued to be supported by the accommodative monetary policies followed by leading central banks in 2013. However, the year was dominated by discussions around when and how quickly the US Federal Reserve would taper off its asset purchase programme. In addition, market sentiment worsened due to fears of negative spillovers for some emerging markets that had experienced slower economic growth and continued external imbalances. This led to interest rates climbing rapidly and volatile markets across most asset classes.

The delay by the US Federal Reserve in implementing the tapering process, coupled with the resolution of concerns around the US fiscal policy and the improving economic outlook in some developed countries, provided support for major equity markets reaching recent highs, credit spreads narrowing further and lower interest rates.

Against this backdrop, the defensive risk profile of the equity and foreign exchange businesses lead to lower trading VaR. Non-trading VaR increased during the period mainly as a result of an extension of the asset profile in the non-trading book.

Trading and non-trading portfolios
(Audited)

The following table provides an overview of the types of risks within our different global businesses.

Types of risk by global business

Risk types	Global businesses

Trading risk	GB&M including Balance
- Foreign exchange	Sheet Management ('BSM')
and commodities
- Interest rate
- Equities
- Credit spread

Non-trading risk	GB&M including BSM,
- Foreign exchange (structural)	RBWM, CMB and GPB
- Interest rate
- Credit spread
The vast majority of trading risk arises from GB&M businesses. The market risk for insurance operations is reported separately on page 254.

Market risk reporting measures

The following table provides an overview of the reporting of risks within this section:

Overview of risk reporting

Portfolio
	Trading	Non-trading
Risk type
Foreign exchange and commodity .....................	VaR	VaR
Interest rate ........................	VaR	VaR/ Sensitivity
Equity .................................	VaR	Sensitivity
Credit spread .......................	VaR	VaR
Structural foreign exchange .	n/a	Sensitivity
The use of VaR is integrated into market risk management and is calculated for all trading positions regardless of how we capitalise those exposures. Where there is not an approved internal model, we use the appropriate local rules to capitalise exposures. In addition, we calculate VaR for non-trading portfolios in order to have a complete picture of risk. Our models are predominantly based on historical simulation. VaR is calculated at a 99% confidence level for a one-day holding period.

Where we do not calculate VaR explicitly, we use alternative tools as described in the table above. Structural foreign exchange risk is monitored using sensitivity analysis (see page 285).

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VaR. The management of this risk is described on page 286.

For a description of the parameters used in calculating VaR, see the 'Appendix to Risk' on page 282.

Trading portfolios
(Audited)

Value at risk of the trading portfolios

Our Group trading VaR for the year is shown in the graph below.

Trading value at risk

	2013	2012
	US$m	US$m

At 31 December ..................	52.1	78.8
Average ...............................	49.9	74.2
Minimum ............................	38.6	47.3
Maximum ............................	81.3	130.9
The daily levels of total trading VaR and trading VaR by risk type over the course of 2013 are set out in the graph below. The corresponding period-end levels and statistics for 2013 are illustrated in the table 'VaR by risk type for trading activities' below.

Daily VaR (trading portfolios) (US$m)
(Unaudited)

Almost all trading VaR resides within Markets. The VaR for trading activity at 31 December 2013 was lower than at 31 December 2012 due primarily to the defensive risk profile of the equity and foreign exchange businesses. These contributions and a higher diversification benefit across asset classes led to VaR trending lower during the year, even though a less defensive profile towards the end of the year resulted in a rising VaR. The spike observed during September was due to a syndicated underwriting undertaken by the Rates business and the risk was placed with investors.

VaR by risk type for trading activities48
(Audited)

	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification49	Total50
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013 .	16.0	33.4	9.2	14.2	(20.7)	52.1
Average ........................	15.2	33.4	5.1	16.5	(20.3)	49.9
Minimum ......................	6.5	22.8	2.2	11.2	-	38.6
Maximum .....................	26.4	71.9	14.1	25.5	-	81.3

At 31 December 2012 ...	20.5	37.5	17.7	16.1	(12.9)	78.8
Average ........................	23.5	42.7	9.3	26.8	(28.1)	74.2
Minimum ......................	6.9	29.5	2.7	12.2	-	47.3
Maximum .....................	46.0	60.0	24.9	77.9	-	130.9

For footnotes, see page 265.

We routinely validate the accuracy of our VaR models by back-testing them against the hypothetical profit and loss that excludes non-modelled items such as fees, commissions and revenues of intra-day transactions from the actual reported profit and loss. The VaR (and hypothetical profit and loss) presented here is used for internal management purposes and differs from that used for managing our regulatory exposures.

We would expect on average to see two to three profits, and two or three losses, in excess of VaR at the 99% confidence level over a one-year period. The actual number of profits or losses in excess of VaR over this period can therefore be used to gauge how well the models are performing. To ensure a conservative approach to calculating our risk exposures, it is important to note that profits in excess of VaR are only considered when back-testing the accuracy of our models and are not used to calculate the VaR numbers used for risk management or capital purposes.

We back-test our Group VaR at various levels which reflect a full legal entity scope of HSBC, including entities that do not have local permission to use VaR for regulatory purposes. In 2013, there were no loss exceptions for the Group and major entities within the Group, including the Hongkong and Shanghai Banking Corporation, HSBC Bank and HNAH. However, there was one profit exception for the Group. There is no evidence of model errors or control failures. The exception was due primarily to gains from exposures to major interest rates and some emerging markets, positions on peripheral European sovereigns and client-driven trading positions in currency options.

The graph below shows the daily trading VaR against hypothetical profit and loss for the Group during 2013. On a case by case basis, the PRA may allow loss exceptions to be exempted for regulatory capital purposes.

Backtesting of trading VaR against hypothetical profit and loss for the Group (US$m)
(Unaudited)

Stressed value at risk of the trading portfolios
(Unaudited)

Stressed VaR is primarily used for regulatory capital purposes and is integrated into the risk management process to facilitate efficient capital management and to highlight potentially risky positions based on previous market volatility. Stressed VaR complements other risk measures by providing the potential losses arising from market turmoil. Calculations are based on a continuous one-year period of stress for the trading portfolio, based on the assessment at the Group level of the most volatile period in recent history.

Stressed value at risk (one-day equivalent)
(Unaudited)

	2013	2012
	US$m	US$m

At 31 December ..................	92.7	172.4

Stressed VaR reduced significantly, mainly due to defensive positions taken by the Equity and Foreign Exchange businesses at the start of 2013. As a result, the overall risk profile minimised the losses from highly volatile periods and led to a relatively low stressed VaR compared with trading VaR. Stressed VaR increased towards the end of the year due to a less defensive profile in these businesses.

Non-trading portfolios
(Audited)

Value at risk of the non-trading portfolios

Non-trading value at risk

	2013	2012
	US$m	US$m

At 31 December ..................	154.6	119.2
Average ...............................	170.2	197.9
Minimum ............................	114.7	118.1
Maximum ............................	252.3	322.5

The daily levels of non-trading total VaR and non-trading VaR by risk type over the course of 2013 are set out in the graph below. The corresponding period-end levels and statistics for 2013 are illustrated in the table 'VaR by risk type for non-trading activities' below.

Daily VaR (non-trading portfolios) (US$m)
(Unaudited)

VaR by risk type for non-trading activities
(Unaudited)

	At 31 December
	Interest rate	Credit spread	Portfolio divers- ification	Total
	US$m	US$m	US$m	US$m

2013 ..............	150.6	80.4	(76.4)	154.6
Average .........	145.7	106.6	(82.1)	170.2
Minimum .......	84.6	80.4		114.7
Maximum ......	221.7	135.7		252.3

2012 ..............	89.6	113.4	(83.7)	119.2
Average .........	103.7	179.9	(85.7)	197.9
Minimum .......	81.1	111.3		118.1
Maximum ......	122.8	322.1		322.5

Most of the Group non-trading VaR relates to Balance Sheet Management ('BSM') or local treasury management functions. Contributions to Group non-trading VaR are driven by interest rates and credit spread risks arising from all global businesses, as illustrated on page 234. The increase of non-trading VaR during 2013 was due primarily to the extension of the asset profile in the non-trading book. This was partially offset by the reduced contribution of credit spread risks, as a result of lower volatilities and credit spread baselines utilised in the VaR calculations. This movement included the reduction in credit spread risks relating to the Group's holdings of available-for-sale debt securities (excluding those held in insurance operations), which is discussed further in the following section.

Non-trading VaR also includes the interest rate risk of non-trading financial instruments held by the global businesses and transferred into portfolios managed by BSM or local treasury functions. In measuring, monitoring and managing risk in our non-trading portfolios, VaR is just one of the tools used. The management of interest rate risk in the banking book is described further in 'Non-trading interest rate risk' below, including the role of BSM.

Non-trading VaR excludes equity risk on available-for-sale securities, structural foreign exchange risk, and interest rate risk on fixed rate securities issued by HSBC Holdings, the scope and management of which are described in the relevant sections below.

Credit spread risk for available-for-sale debt securities

Credit spread VaR for available-for-sale debt securities, excluding those held in insurance operations, is included in the Group non-trading VaR. However, SICs are not included.

Movements in credit spreads can lead to losses in excess of those borne by the SICs capital note holders, which will impact our equity capital. At 31 December 2013, the sensitivity of equity capital to the effect of movements in credit spreads on our available-for-sale debt securities, including the gross exposure for the SICs consolidated within our balance sheet, based on credit spread VaR, was US$113m (2012: US$150m). This sensitivity was calculated before taking into account losses which would have been absorbed by the capital note holders. Excluding the gross exposure for SICs consolidated in our balance sheet, this exposure reduced to US$83m (2012: US$119m).

The decrease in this sensitivity at 31 December 2013 compared with 31 December 2012 was due mainly to the effect of lower volatilities and credit spread baselines observed during the year.

At 31 December 2013, the capital note holders would absorb the first US$2.3bn (2012: US$2.3bn) of any losses incurred by the SICs before we incur any equity losses.

Equity securities classified as available for sale

The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. The table below sets out the maximum possible loss on shareholders' equity from available-for-sale equity securities. The increase in other strategic investments is largely due to the reclassification of our investment in Industrial Bank.

Fair value of equity securities
(Audited)

	2013	2012
	US$bn	US$bn

Private equity holdings51 ........	2.7	2.9
Funds invested for short-term cash management ...............	-	0.2
Investment to facilitate ongoing business52 ..............	1.2	1.1
Other strategic investments ...	5.2	1.6

	9.1	5.8

For footnotes, see page 265.

Market risk balance sheet linkages
(Unaudited)

The information below aims to facilitate the understanding of linkages between line items in the balance sheet and positions included in our market risk disclosures, in line with recommendations made by the Enhanced Disclosure Task Force.

Market risk linkages to the accounting balance sheet

Trading assets and liabilities
The Group's trading assets and liabilities are in substantially all cases originated by GB&M. The assets and liabilities are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. These assets and liabilities are treated as traded risk for the purposes of market risk management, other than a limited number of exceptions, primarily in Global Banking where the short-term acquisition and disposal of the assets are linked to other non-trading related activities such as loan origination.
Financial assets designated at fair value
Financial assets designated at fair value within HSBC are predominantly held within the Insurance entities. The majority of these assets are linked to policyholder liabilities for either unit-linked or insurance and investment contracts with DPF. The risks of these assets largely offset the market risk on the liabilities under the policyholder contracts, and are risk managed on a non-trading basis.
Financial liabilities designated at fair value
Financial liabilities designated at fair value within HSBC are primarily fixed-rate securities issued by HSBC entities for funding purposes. An accounting mismatch would arise if the debt securities were accounted for at amortised cost because the derivatives which economically hedge market risks on the securities would be accounted for at fair value with changes recognised in the income statement. The market risks of these liabilities are treated as non-traded risk, the principal risks being interest rate and/or foreign exchange risks. We also incur liabilities to customers under investment contracts, where the liabilities on unit-linked contracts are based on the fair value of assets within the unit-linked funds. The exposures on these funds are treated as non-traded risk and the principal risks are those of the underlying assets in the funds.
Derivative assets and liabilities
We undertake derivative activity for three primary purposes; to create risk management solutions for clients, to manage the portfolio risks arising from client business and to manage and hedge our own risks. Most of our derivative exposures arise from sales and trading activities within GB&M and are treated as traded risk for market risk management purposes.
Within derivative assets and liabilities there are portfolios of derivatives which are not risk managed on a trading intent basis and are treated as non-traded risk for VaR measurement purposes. These arise when the derivative was entered into in order to manage risk arising from non-traded exposures. They include non-qualifying hedging derivatives and derivatives qualifying for fair value and cash flow hedge accounting. The use of non-qualifying hedges whose primary risks relate to interest rate and foreign exchange exposure is described on page 285. Details of derivatives in fair value and cash flow hedge accounting relationships are given in Note 18 on the Financial Statements. Our primary risks in respect of these instruments relate to interest rate and foreign exchange risks.
Loans and advances to customers
The primary risk on assets within loans and advances to customers is the credit risk of the borrower. The risk of these assets is treated as non-trading risk for market risk management purposes.
Financial investments
Financial investments include assets held on an available-for-sale and held-to-maturity basis. An analysis of the Group's holdings of these securities by accounting classification and issuer type is provided in Note 19 on the Financial Statements and by business activity on page 69. The majority of these securities are mainly held within Balance Sheet Management in GB&M. The positions which are originated in order to manage structural interest rate and liquidity risk are treated as non-trading risk for the purposes of market risk management. Available-for-sale security holdings within insurance entities are treated as non-trading risk and are largely held to back non-linked insurance policyholder liabilities.
The other main holdings of available-for-sale assets are the ABSs within GB&M's legacy credit business, which are treated as non-trading risk for market risk management purposes, the principal risk being the credit risk of the obligor.
The Group's held-to-maturity securities are principally held within the Insurance business. Risks of held-to-maturity assets are treated as non-trading for risk management purposes.

For information on the accounting policies applied to financial instruments at fair value, see Note 2l on the Financial Statements.

Market risk for insurance operations is discussed on page 254.

Balances included and not included in trading VaR
(Unaudited)

	At 31 December 2013
	Balance sheet	Balances included in trading VaR	Balances not included in trading VaR	Primary market risk sensitivities
	US$m	US$m	US$m
Assets
Cash and balances at central banks ....................................	166,599		166,599	B
Trading assets ...................................................................	303,192	283,390	19,802	A
Financial assets designated at fair value .............................	38,430		38,430	A
Derivatives .......................................................................	282,265	274,881	7,384	A
Loans and advances to banks ............................................	211,521		211,521	B
Loans and advances to customers ......................................	1,080,304		1,080,304	B
Financial investments .......................................................	425,925		425,925	A
Assets held for sale ...........................................................	4,050		4,050	C

Liabilities
Deposits by banks .............................................................	129,212		129,212	B
Customer accounts ............................................................	1,482,812		1,482,812	B
Trading liabilities ..............................................................	207,025	189,929	17,096	A
Financial liabilities designated at fair value ........................	89,084		89,084	A
Derivatives .......................................................................	274,284	269,657	4,627	A
Debt securities in issue ......................................................	104,080		104,080	C
Liabilities of disposal groups held for sale ..........................	2,804		2,804	C

The table represents account lines where there is some exposure to market risk according to the following asset classes:
A Foreign exchange, interest rate, equity and credit spread.
B Foreign exchange and interest rate.
C Foreign exchange, interest rate and credit spread.

The table above splits the assets and liabilities into two categories:

• those that are included in the trading book and measured by VaR; and

• those that are not in the trading book and/or measured by VaR.

The breakdown of financial instruments included and not included in trading VaR provides a linkage with market risk to the extent that it is reflected in our risk framework. However, it is important to highlight that the table does not reflect how we manage market risk, since we do not discriminate between assets and liabilities in our VaR model.

The assets and liabilities included in trading VaR give rise to a large proportion of the income included in net trading income. As disclosed in the income statement on page 51, HSBC's net trading income in 2013 was US$8,690m (2012: US$7,091m). Adjustments to trading income such as valuation adjustments do not feed the trading VaR model.

Structural foreign exchange exposures
(Unaudited)

For our policies and procedures for managing structural foreign exchange exposures, see page 285 of the Appendix to Risk.

For details of structural foreign exchange exposures see Note 35 on the Financial Statements.

Non-trading interest rate risk
(Unaudited)

For our policies regarding the funds transfer pricing process for non-traded interest rate risk and liquidity and funding risk, see page 280 and page 276, respectively, of the Appendix to Risk.

Asset, Liability and Capital Management ('ALCM') is responsible for measuring and controlling non-trading interest rate risk under the supervision of the Risk Management Meeting. Its primary responsibilities are:

• to define the rules governing the transfer of non-traded interest rate risk from the global businesses to BSM;

• to define the rules governing the interest rate risk behaviouralisation applied to non-trading assets/liabilities (see below);

• to ensure that all market interest rate risk that can be neutralised is transferred from the global businesses to BSM; and

• to define the rules and metrics for monitoring the residual interest rate risk in the global businesses, including any market risk that can be neutralised.

The different types of non-trading interest rate risk and the controls which we use to quantify and limit exposure to these risks can be categorised as follows

•     risk which is transferred to BSM and managed by BSM within a defined market risk mandate, predominantly through the use of fixed rate liquid assets (government bonds) held in available-for-sale portfolios and/or interest rate derivatives which are part of fair value hedging or cash flow hedging relationships. This non- traded interest rate risk is reflected in non-traded VaR, as well as in our net interest income or economic value of equity ('EVE')
       sensitivity (see below);

•     risk which remains outside BSM because it cannot be hedged or which arises due to our behaviouralised transfer pricing assumptions. This risk is not reflected in non-traded VaR, but is captured by our net interest income or EVE sensitivity and corresponding limits are part of our global and regional risk appetite statements for non-trading interest rate risk. A typical example would be margin compression created by unusually low rates in key currencies;

•     basis risk which is transferred to BSM when it can be hedged. Any residual basis risk remaining in the global businesses is reported to ALCO. This risk is not reflected in non-traded VaR, but is captured by our net interest income or EVE sensitivity. A typical example would be a managed rate savings product transfer-priced using a Libor-based interest rate curve; and

•     model risks which cannot be captured by non-traded VaR, net interest income or EVE sensitivity, but are controlled by our stress testing framework. A typical example would be prepayment risk on residential mortgages or pipeline risk.

Interest rate risk behaviouralisation

Unlike liquidity risk which is assessed on the basis of a very severe stress scenario, non-traded market interest rate risk is assessed and managed on the basis of 'business-as-usual'. In many cases the contractual profile of non-traded assets/liabilities arising from assets/liabilities created outside Markets or BSM does not reflect the behaviour observed under business-as-usual conditions. Behaviouralisation is therefore used to assess the market interest rate risk of non-traded assets/liabilities and this assessed market risk is transferred to BSM, in accordance with the rules governing the transfer of interest rate risk from the global businesses to BSM.

Behaviouralisation is applied in three key areas:

• the assessed re-pricing frequency of managed rate balances;

• the assessed duration of non-interest bearing balances, typically capital and current accounts; and

• the base case expected prepayment behaviour or pipeline take-up rate for fixed rate balances with embedded optionality.

Interest rate behaviouralisation policies have to be formulated in line with the Group's behaviouralisation policies and approved at least annually by local ALCO, regional ALCM and Group ALCM, in conjunction with local, regional and Group market risk monitoring teams.

The extent to which balances can be behaviouralised is driven by:

• the amount of the current balance that can be assessed as 'stable' under business-as-usual conditions; and

• for managed rate balances the historic market interest rate re-pricing behaviour observed; or

•     for non-interest bearing balances the duration for which the balance is expected to remain under business-as-usual conditions. This assessment is often driven by the re-investment tenors available to BSM to neutralise the risk through the use of fixed rate government bonds or interest rate derivatives, and for derivatives the availability of cash flow hedging capacity.

Balance Sheet Management
(Unaudited)

Effective governance across BSM is supported by the dual reporting lines it has to the CEO of GB&M and to the Group Treasurer. In each operating entity, BSM is responsible for managing liquidity and funding under the supervision of the local ALCO. It also manages the non-trading interest rate positions transferred to it within a Global Markets limit structure.

In executing the management of the liquidity risk on behalf of ALCO, and managing the non-trading interest rate positions transferred to it, BSM invests in highly-rated liquid assets in line with the Group's liquid asset policy. The majority of the liquidity is invested in central bank deposits and government, supranational and agency securities with most of the remainder held in short-term interbank and central bank loans.

Analysis of third-party assets in Balance Sheet Management
(Unaudited)

	At 31 December
	2013	2012
	US$m	US$m
Cash and balances at central banks ...............................	134,086	93,946
Trading assets ......................	5,547	8,724
Financial assets designated at fair value .....................	72	74
Loans and advances:
- to banks ..........................	86,406	72,771
- to customers ....................	34,063	22,052
Financial investments ..........	314,427	293,421
Other ..................................	3,700	2,948

	578,301	493,936
Withdrawable central bank deposits are accounted for as cash balances. Interbank loans, statutory central bank reserves and loans to central banks are accounted for as loans and advances to banks. BSM's holdings of securities are accounted for as available-for-sale or, to a lesser extent, held-to- maturity assets.

Statutory central bank reserves are not recognised as liquid assets. The statutory reserves that would be released in line with the Group's stressed customer deposit outflow assumptions are reflected as stressed inflows.

Third-party assets in BSM increased by 17% during 2013, reflecting an increase in commercial surplus which is reinvested by BSM. Deposits with central banks grew by US$40bn, driven by the placement of surplus funds in Europe and North America. Financial investments rose by 7% with an increase in Hong Kong due to the deployment of funds, partially offset by a reduction in North America due to net sales and maturities of government debt securities. Loans and advances to banks increased with higher levels of placements in Hong Kong and Rest of Asia-Pacific along with an increase in reverse repos in Europe.

BSM is permitted to use derivatives as part of its mandate to manage interest rate risk. Derivative activity is predominantly through the use of vanilla interest rate swaps which are part of cash flow hedging and fair value hedging relationships.

Credit risk in BSM is predominantly limited to short-term bank exposure created by interbank lending, exposure to central banks and high quality sovereigns, supranationals or agencies which constitute the majority of BSM's liquidity portfolio. BSM does not manage the structural credit risk of any Group entity balance sheets.

BSM is permitted to enter into single name and index credit derivatives activity, but it does so to manage credit risk on the exposure specific to its securities portfolio in limited circumstances only.

The risk limits are extremely limited and closely monitored. At 31 December 2013 and 31 December 2012 BSM had no open credit derivative index risk.

VaR is calculated on both trading and non-trading positions held in BSM. It is calculated by applying the same methodology used for the Markets business and utilised as a tool for market risk control purposes.

BSM holds trading portfolio instruments in only very limited circumstances. Positions and the associated VaR were not significant during 2013 and 2012.

Sensitivity of net interest income
(Unaudited)

The table below sets out the effect on our future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2014. The sensitivities shown represent the change in the base case projected net interest income that would be expected under the two rate scenarios assuming that all other non-interest rate risk variables remain constant, and there are no management actions. In deriving our base case net interest income projections the re-pricing rate of assets and liabilities used is derived from current yield curves.

A sequence of four parallel 25bps rises at the beginning of each quarter during the 12 months from 1 January 2014 (up-shock) would increase planned net interest income for 2014 by US$938m (2013: US$1,403m), while a sequence of four 25bps declines (down-shock) would decrease planned net interest income by US$1,734m (2013: US$1,550m).

The up-shock sensitivity declined in 2013, mostly as a result of a partial reversal of the margin compression experienced as rates dropped near to zero. This was partly due to the steepening of the yield curves in 2013 reflected in a higher base case net interest income projection, and partly due to an enhancement in our up-shock assumptions around customer managed rate re-pricing in the UK.

Net interest income and its associated sensitivity include the expense of funding trading assets, while related revenue is reported in 'Net trading income'.

The asymmetry observed between the year-on-year change in the up-shock and the down-shock is driven to some extent by the increase in repos recognised at amortised cost used to fund trading assets, following the change in the way GB&M manage repo and reverse repo activities. These repos were previously recognised as trading liabilities.
These figures incorporate the effect of any option features in the underlying exposures.

The interest rate sensitivities set out below are indicative and based on simplified scenarios. The limitations of this analysis are discussed in the Appendix to Risk on page 286.

Sensitivity of projected net interest income53
(Unaudited)

	US dollar bloc US$m	Rest of Americas bloc US$m	Hong Kong dollar bloc US$m	Rest of Asia bloc US$m	Sterling bloc US$m	Euro bloc US$m	Total US$m
Change in 2014 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter ..	(107)	12	327	236	598	(128)	938
-25 basis points at the beginning of each quarter ..	(291)	(23)	(412)	(233)	(761)	(14)	(1,734)

Change in 2013 projected net interest income arising from a shift in yield curves of:

+25 basis points at the beginning of each quarter ..	133	64	246	237	679	44	1,403
-25 basis points at the beginning of each quarter ..	(366)	(52)	(305)	(168)	(602)	(57)	(1,550)

For footnote, see page 265.

We monitor the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. The table below describes the sensitivity of our reported reserves to these movements and the maximum and minimum month-end figures during the year.

Sensitivity of reported reserves to interest rate movements
(Unaudited)

	US$m	Maximum impact US$m	Minimum impact US$m
At 31 December 2013
+ 100 basis point parallel move in all yield curves ........................................	(5,762)	(5,992)	(5,507)
As a percentage of total shareholders' equity ................................................	(3.2%)	(3.3%)	(3.0%)

- 100 basis point parallel move in all yield curves ........................................	5,634	5,786	4,910
As a percentage of total shareholders' equity ................................................	3.1%	3.2%	2.7%

At 31 December 2012
+ 100 basis point parallel move in all yield curves ........................................	(5,602)	(5,748)	(5,166)
As a percentage of total shareholders' equity ................................................	(3.2%)	(3.3%)	(2.9%)

- 100 basis point parallel move in all yield curves ........................................	4,996	5,418	4,734
As a percentage of total shareholders' equity ................................................	2.9%	3.1%	2.7%

The sensitivities above are indicative and based on simplified scenarios. The table shows the potential sensitivity of reported reserves to valuation changes in available-for-sale portfolios and from cash flow hedges following the specified shifts in yield curves. These particular exposures form only a part of our overall interest rate exposures. The accounting treatment of our remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

Defined benefit pension schemes
(Audited)

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows.

HSBC's defined benefit pension schemes
(Audited)

	2013	2012
	US$bn	US$bn

Liabilities (present value) ....	40.5	38.1

	%	%
Assets:
Equities ...............................	18	18
Debt securities .....................	70	71
Other (including property) ..	12	11

	100	100

For details of our defined benefit schemes, see Note 7 on the Financial Statements, and for pension risk management see page 295.

Additional market risk measures applicable only to the parent company
(Audited)

The principal tools used in the management of market risk are VaR for foreign exchange rate risk and the projected sensitivity of HSBC Holdings' net interest income to future changes in yield curves and interest rate gap re-pricing tables for interest rate risk.

Foreign exchange risk

Total foreign exchange VaR arising within HSBC Holdings in 2013 was as follows:

HSBC Holdings - foreign exchange VaR
(Audited)

	2013 US$m	2012 US$m

At 31 December ........................	54.1	69.9
Average .....................................	51.1	51.4
Minimum ...................................	46.7	39.2
Maximum ..................................	64.1	69.9

The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings' income statement. These loans, and most of the associated foreign exchange exposures, are eliminated on a Group consolidated basis.

Sensitivity of net interest income
(Audited)

HSBC Holdings monitors net interest income sensitivity over a 5-year time horizon reflecting the longer-term perspective on interest rate risk management appropriate to a financial services holding company. The table below sets out the effect on HSBC Holdings' future net interest income over a 5-year time horizon of incremental 25 basis point parallel falls or rises in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 January 2014.

Assuming no management actions, a sequence of such rises would increase planned net interest income for the next five years by US$602m (2012: increase of US$532m), while a sequence of such falls would decrease planned net interest income by US$464m (2012: decrease of US$329m). These figures incorporate the effect of any option features in the underlying exposures.

Sensitivity of HSBC Holdings' net interest income to interest rate movements53
(Audited)

	US dollar bloc	Sterling bloc	Euro bloc	Total
	US$m	US$m	US$m	US$m
Change in projected net interest income as at 31 December arising from a shift in yield curves

2013
of + 25 basis points at the beginning of each quarter
0-1 year .....................................................................	104	(14)	2	92
2-3 years ....................................................................	382	(93)	38	327
4-5 years ....................................................................	245	(101)	38	182

of - 25 basis points at the beginning of each quarter
0-1 year .....................................................................	(53)	13	(2)	(42)
2-3 years ....................................................................	(300)	91	(33)	(242)
4-5 years ....................................................................	(243)	101	(38)	(180)

2012
of + 25 basis points at the beginning of each quarter
0-1 year .....................................................................	83	(23)	4	64
2-3 years ....................................................................	303	(108)	37	232
4-5 years ....................................................................	319	(120)	37	236

of - 25 basis points at the beginning of each quarter
0-1 year .....................................................................	(34)	21	(2)	(15)
2-3 years ....................................................................	(139)	65	(17)	(91)
4-5 years ....................................................................	(306)	118	(35)	(223)

For footnote, see page 265.

The interest rate sensitivities tabulated above are indicative and based on simplified scenarios. The figures represent hypothetical movements in net interest income based on our projected yield curve scenarios, HSBC Holdings' current interest rate risk profile and assumed changes to that profile during the next five years. Changes to assumptions concerning the risk profile over the next five years can have a significant impact on the net interest income sensitivity for that period. However, the figures do not take into account the effect of actions that could be taken to mitigate this interest rate risk.

Interest rate repricing gap table

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VaR but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings' balance sheet.

Repricing gap analysis of HSBC Holdings
(Audited)

	Total	Up to 1 year	From over 1 to 5 years	From over 5 to 10 years	More than 10 years	Non-interest bearing
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Cash at bank and in hand:
- balances with HSBC undertakings ..........	407	357	-	-	-	50
Derivatives ..................................................	2,789	-	-	-	-	2,789
Loans and advances to HSBC undertakings ..	53,344	49,979	290	1,239	645	1,191
Financial investments ..................................	1,210	300	-	731	-	179
Investments in subsidiaries ...........................	92,695	-	-	-	-	92,695
Other assets .................................................	391	-	-	-	-	391

Total assets .................................................	150,836	50,636	290	1,970	645	97,295

Amounts owed to HSBC undertakings ..........	(11,685)	(10,865)	-	-	-	(820)
Financial liabilities designated at fair values .	(21,027)	(1,928)	(4,655)	(7,810)	(4,325)	(2,309)
Derivatives ..................................................	(704)	-	-	-	-	(704)
Debt securities in issue .................................	(2,791)	(1,722)	-	-	(1,069)	-
Other liabilities ............................................	(1,375)	-	-	-	-	(1,375)
Subordinated liabilities .................................	(14,167)	-	(3,030)	(2,066)	(8,912)	(159)
Total equity .................................................	(99,087)	-	-	-	-	(99,087)

Total liabilities and equity ............................	(150,836)	(14,515)	(7,685)	(9,876)	(14,306)	(104,454)

Off-balance sheet items attracting interest rate sensitivity .........................................	-	(18,620)	4,382	9,876	4,421	(59)

Net interest rate risk gap .............................	-	17,501	(3,013)	1,970	(9,240)	(7,218)

Cumulative interest rate gap ........................	-	17,501	14,488	16,458	7,218	-

At 31 December 2012
Cash at bank and in hand:
- balances with HSBC undertakings ..........	353	312	-	-	-	41
Derivatives ..................................................	3,768	-	-	-	-	3,768
Loans and advances to HSBC undertakings ..	41,675	38,473	-	1,477	630	1,095
Financial investments ..................................	1,208	-	300	731	-	177
Investments in subsidiaries ...........................	92,234	-	-	-	-	92,234
Other assets .................................................	246	-	-	-	-	246

Total assets .................................................	139,484	38,785	300	2,208	630	97,561

Amounts owed to HSBC undertakings ..........	(12,856)	(12,259)	-	-	-	(597)
Financial liabilities designated at fair values .	(23,195)	(1,654)	(6,334)	(7,708)	(4,301)	(3,198)
Derivatives ..................................................	(760)	-	-	-	-	(760)
Debt securities in issue .................................	(2,691)	-	(1,648)	-	(1,051)	8
Other liabilities ............................................	(1,048)	-	-	-	-	(1,048)
Subordinated liabilities .................................	(11,907)	-	(808)	(2,110)	(8,828)	(161)
Total equity .................................................	(87,027)	-	-	-	-	(87,027)

Total liabilities and equity ............................	(139,484)	(13,913)	(8,790)	(9,818)	(14,180)	(92,783)

Off-balance sheet items attracting interest rate sensitivity .........................................	-	(18,583)	6,348	7,341	4,325	569

Net interest rate risk gap .............................	-	6,289	(2,142)	(269)	(9,225)	5,347

Cumulative interest rate gap ........................	-	6,289	4,147	3,878	(5,347)	-

Operational risk
(Unaudited)

	Page	App1	Tables	Page

Operational risk ........................................		287

Operational risk management framework	244		Three lines of defence ..................................................	244
			Operational risk management framework ....................	245

Operational risk in 2013 ...........................	245
Frequency and amount of operational risk losses	246		Frequency of operational risk incidents by risk category .....................................................................................	247
			Distribution of operational risk losses in US dollars by risk category ............................................................	247

Compliance risk .........................................	247	287
Legal risk ....................................................		288
Global security and fraud risk .................		288
Systems risk ...............................................		289
Vendor risk management ..........................		289

Fiduciary risk .............................................	248	289

1 Appendix to Risk - risk policies and practices.

Operational risk is relevant to every aspect of our business and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses arising from breaches of regulation and law, unauthorised activities, error, omission, inefficiency, fraud, systems failure or external events all fall within the definition of operational risk.

Responsibility for minimising operational risk lies with HSBC's management and staff. Each regional, global business, country, business unit and functional head is required to maintain oversight over the operational risks and internal controls of the business and operational activities for which they are responsible.

A summary of our current policies and practices regarding operational risk is provided in the Appendix to Risk on page 287.

Operational risk management framework

The Group Operational Risk function and the operational risk management framework ('ORMF') directs business management in discharging their responsibilities.

The ORMF defines minimum standards and processes, and the governance structure for operational risk and internal control across the Group. To implement the ORMF a 'three lines of defence' model is used for the management of risk, as described below:

Three lines of defence

A diagrammatic representation of the ORMF is presented below:

Operational risk management framework

• RCAs are used to inform the evaluation of the effectiveness of controls over top risks.
• KIs are used to help monitor the risks and controls.
• TRAs (scenarios) provide management with a quantified view of our top and emerging operational risks.
• Internal incidents are used to forecast typical losses.
• External sources are used to inform the assessment of extreme TRAs.

We continued to refine our ORMF policies and procedures in 2013 and undertook various activities such as a global training programme to further embed the use of the framework in the management of the Group.

Articulating our risk appetite for material operational risks helps the organisation understand the level of risk HSBC is willing to accept. A Group Operational Risk appetite statement is approved annually by the Board under advice from the GRC. Monitoring operational risk exposure against risk appetite on a regular basis and implementing our risk acceptance process drives risk awareness in a forward-looking manner. It assists management in determining whether further action is required.

Operational risk and control assessments are performed by individual business units and functions. The risk and control assessment process is designed to provide business areas and functions with a forward looking view of operational risks and an assessment of the effectiveness of controls, and a tracking mechanism for action plans so that they can proactively manage operational risks within acceptable levels. Risk and control assessments are reviewed and updated at least annually.

Appropriate means of mitigation and controls are considered. These include:

• making specific changes to strengthen the internal control environment;

• investigating whether cost-effective insurance cover is available to mitigate the risk; and

• other means of protecting us from loss.

In addition, an enhanced Top Risk Analysis process is being implemented across material legal entities to improve the quantification and management of material risks through scenario analysis.

Operational risk in 2013

During 2013, our operational top and emerging risk profile continued to be dominated by compliance and legal risks as referred to in the 'Top and emerging risks' section and Note 43 on the Financial Statements. Losses were realised relating to events that occurred in previous years, albeit at a lower level than in 2012. These events included the possible historical mis-selling of payment protection insurance ('PPI') and interest rate protection products in the UK (see Note 31 on the Financial Statements). A number of mitigating actions continued to be taken to prevent future mis-selling incidents, including enhanced new product approval processes.

The incidence of regulatory proceedings and other adversarial proceedings against financial service firms is increasing. Proposed changes relating to capital and liquidity requirements, remuneration and/or taxes could increase our cost of doing business, reducing future profitability. Various regulators and competition authorities around the world are also investigating and reviewing certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor and other benchmark interest and foreign exchange rates. In response, we have undertaken a number of initiatives which seek to address the issues identified, including creating a Global management structure, enhancing our governance and oversight, increasing our compliance function resource, emphasising HSBC Values and designing and implementing new Global Standards as described on page 23. For further information, see Note 43 on the Financial Statements.

Other operational risks included:

•     fraud risks: the threat of fraud perpetrated by or against our customers, especially in retail and commercial banking, may grow during adverse economic conditions. We have increased monitoring, analysed root causes and reviewed internal controls to enhance our defences against external attacks and reduce the level of loss in these areas. In addition, Group Security and Fraud Risk worked closely with the global businesses to continually assess these threats as they evolve and adapt our controls to mitigate these risks;

•     level of change creating operational complexity: management and the Risk function are engaged in business transformation initiatives to ensure robust internal controls are maintained. This includes Risk participating in all relevant management committees. The Global Transactions team has developed a framework to be applied to the management of disposal risks;

•      information security: the security of our information and technology infrastructure is crucial for maintaining our banking applications and processes while protecting our customers and the HSBC brand. A failure of our defences against such attacks could result in financial loss and the loss of customer data and other sensitive information which could undermine both our reputation and our ability to retain the trust of our customers.

In common with other banks and multinational organisations, we continue to be target of distributed denial of service ('DDoS') attacks which impact the availability of customer-facing websites. No evidence of customer data being breached was discovered as a result of these attacks.

This area will continue to be a focus of ongoing initiatives to strengthen the control environment. Significant investment has already been made in enhancing controls, including increased training to raise staff awareness of the requirements, improved controls around data access and heightened monitoring of potential DDoS attacks. The Cyber Intelligence and Threat team continues to pro-actively develop our intelligence-driven responses to these attacks based on lessons learnt from previous attacks and through information sharing with other financial institutions, government agencies and external intelligence providers. We continue to refine our operational processes and contingency plans:

• vendor risk management: we remain focused on the management of vendor risks and a pilot has commenced with our most critical suppliers to introduce a global performance tracking process; and

•      compliance with regulatory agreements and orders: in relation to the DPAs, the Group has committed to take or continue to adhere to a number of remedial measures. Breach of the DPAs at any time during its term may allow the
        DoJ or the New York County District Attorney's Office to prosecute HSBC in relation to the matters which are the subject of the DPAs. For further details see Note 43 on the Financial Statements.

Other operational risks are also monitored and managed through the use of the ORMF, including investments made to further improve the resilience of our payments infrastructure.

Further information on the nature of these risks is provided in 'Top and emerging risks' on page 141.

Frequency and amount of operational risk losses

The profile of operational risk incidents and associated losses is summarised below, showing the distribution of operational risk incidents in terms of their frequency of occurrence and total loss amount in US dollars.

As in 2012, the operational risk incident profile in 2013 comprised both high frequency, low impact events and high impact events that occurred much less frequently. For example, losses due to external fraud incidents such as credit card fraud occurred more often than other types of event, but the amounts involved were often small in value. By contrast, operational risk incidents in the compliance category were relatively low frequency events, but the total cost was significant.

The number of fraud cases decreased in the past year due to the strengthening of the fraud control environment including transaction fraud monitoring capabilities. The total amount of fraud losses increased due to Madoff-related litigation costs.

Losses due to significant historical events including the possible mis-selling of PPI and interest rate protection products in the UK and the incidence of regulatory matters described in Note 43 on the Financial Statements remained substantial, but were significantly reduced from 2012.

Frequency of operational risk incidents by risk category (individual loss >US$10k)

Distribution of operational risk losses in US dollars by risk category

Compliance risk
(Unaudited)

Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incur fines and penalties and suffer damage to our business as a consequence.

All Group companies and employees are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

In line with our ambition to be the world's leading international bank, we have committed to adopt and adhere to industry-leading compliance standards across the Group. One of the ways to achieve this is to ensure that we put in place a robust compliance risk management infrastructure.

In December 2012, we appointed a Global Head of Financial Crime Compliance with particular expertise and experience in US law and regulation. When we appointed a Global Head of Regulatory Compliance in April 2013, we restructured our previous Compliance sub-function within Global Risk into two new sub-functions: Financial Crime Compliance and Regulatory Compliance, jointly supported by Compliance Shared Services. This restructuring allows us to:

• manage different types of regulatory and financial crime compliance risk more effectively;

• focus our efforts appropriately in addressing the issues highlighted by regulatory investigations and reviews, internal audits and risk assessments of our past business activities; and

• ensure we have in place clear, robust accountability and appropriate expertise and processes for all areas of compliance risk.

Financial Crime Compliance sets policy and manages risks in the following areas:

• anti-money laundering, counter terrorist financing and proliferation finance;

• sanctions; and

• anti-bribery and corruption.

Regulatory Compliance sets policy and manages risks in the following areas:

• conduct of business;

• market conduct; and

• other applicable laws, rules and regulations.

We continue to invest in the Compliance sub- functions to ensure that, through their operation and the execution of the Group strategy, including measures to implement Global Standards, we are well positioned to meet increased levels of regulation and scrutiny from regulators and law enforcement agencies. In addition, the measures we have put in place are designed to ensure we have the appropriate people, processes and procedures to manage evolving markets, emerging risks and new products and business.

The Group's focus on compliance and conduct issues is further reinforced by the Financial System Vulnerabilities Committee which reports to the Board on matters relating to financial crime and financial system abuse and provides a forward-looking perspective on financial crime risk (see page 358). In addition, the Conduct & Values Committee which was established in January 2014, will report to the Board on matters relating to responsible business conduct and adherence to HSBC's Values (see page 25).

It is clear that the level of inherent compliance risk that we face will continue to remain high for the foreseeable future. However, we consider that good progress is being made and will continue to be made in ensuring that we are well placed to effectively manage those risks.

Fiduciary risk
(Unaudited)

Fiduciary risk is the risk to the Group of breaching our fiduciary duties when we act in a fiduciary capacity as trustee or investment manager or as mandated by law or regulation.

A fiduciary duty is one where HSBC holds, manages, oversees or has responsibility for assets for a third party that involves a legal and/or regulatory duty to act with a high standard of care and with good faith. A fiduciary must make decisions and act in the interests of the third party and must place the wants and needs of the client first, above the needs of the Group.

We may be held liable for damages or other penalties caused by failure to act in accordance with these duties. Fiduciary duties may also arise in other circumstances, such as when we act as an agent for a principal, unless the fiduciary duties are specifically excluded (e.g. under the agency appointment contract).

Our principal fiduciary businesses (the 'designated businesses') have developed fiduciary risk appetite statements for their various fiduciary roles and have put in place key indicators to monitor their related risks.

Following a joint review between Global Operational Risk and RBWM, an appropriate governance structure is now in place to monitor fiduciary risk in the non-designated businesses conducting fiduciary activity within RBWM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014